Exhibit 99.2

Boaz:

■	Thank you, Lee. Good day everyone and thank you for joining us on our second quarter call.

■	Before I pass the call over to Igal, I would like to say that this quarter we made significant progress on several fronts:

š	Our revenues were within our expectations with operating margins ahead of expectations.

š	We signed several significant agreements with licensees and third-party developers.

š	And we saw our licensees make progress in bringing NROM-based products to market.

š	All this leads me to believe that we are on the right path and that we will see our business grow during the second half of the year.

Igal will now give you a review of the financials, and then I will go in more detail of our progress this quarter and our outlook for Q3.

Igal:

Thank you, Boaz.

Turning to our financial highlights, please note that we are referring to the Non-GAAP information presented in our press release .

Revenues for the second quarter were $8.7 million, compared to $17.4 million in the second quarter of 2006. Our revenues are made up of Licensing and Service revenues as follows:

Licensing revenues for the second quarter were $6.5million. Licensing revenues represented 74% of our total revenues this quarter. The majority of our licensing revenues this quarter were derived from Spansion and SMIC. Substantially all of the decrease in licensing revenues for this quarter compared to last year was due to Qimonda.

Service revenues for the second quarter were $2.2 million. Service revenues represented 26% of our total revenues this quarter. This quarter, our top two service customers were Spansion and SMIC. Substantially all of the decrease in service revenues for this quarter compared to last year was due to Qimonda.

Gross margin for the second quarter was 74%. Gross margin on our service revenues was -1%. This number was due to the allocation of additional engineering resources for a specific project, which we completed this quarter.

Operating expenses for the second quarter were $4.2 million or 48% of revenues comprising 30% R&D and 18% SG&A. R&D together with cost of services in the second quarter was $4.9M or 56% of revenues compared to $6.5 million in the second quarter of 2006. This decrease in R&D costs compared to last year is attributed primarily to a decrease in salary and related costs as well as the effect of progress in service projects.

Operating income for the second quarter was $2.3 million or 26% of revenues, compared to $9.0 million in the previous year.

Net income for the second quarter was $4.8 million or 55% of revenues compared to $11.3 in the second quarter of 2006. Our non GAAP EPS for the second quarter was 0.15 cents per diluted share.

Stock based compensation for the second quarter, which was excluded in the Non GAAP information, was $1.3million.

Total shares outstanding at the end of the second quarter were 31.3 million shares. This quarter, we bought 229 thousand shares at an average price of approximately $10.7 per share as part of the buyback program of up to 1.5 million shares announced by our board of directors.

As of the end of June 2007, cash, short term investments and marketable securities were $234 million.

Now I would like to turn the call back to Boaz.

Boaz –       Thank you Igal

As we mentioned, our results this quarter are in line with expectations. During the second quarter, we took several steps to further our strategic goals and saw our licensees proceed in bringing more NROM-based products to market. This steady progress leads me to believe that we will see further improvements as we head into the second half of the year.

This quarter, we signed important agreements with two of our licensees:

The first, with Spansion, was an agreement on licensing and joint development on 45 nanometer process node technology. As part of this collaboration, we expect to design several products using our 4-bit-per-cell technology. This agreement underscores our ability to deliver innovative IP and product designs, and more importantly, in our ability to do it on 45 nm node.

Spansion continues to increase its penetration of the NOR market with over 70% of their revenues coming from Mirrorbit or NROM-based products. The new high-performance 128 Megabit serial flash device that we designed, and that Spansion introduced to the market last quarter, is progressing on schedule. In addition, they are making progress in the Data or NAND arena. This quarter was the first quarter that we received royalties from products based on our Quad NROM technology.

The second agreement we signed was with SMIC. In this agreement, we acquired SMIC’s 90 nanometer NROM related process know-how. This agreement adds an important piece of IP to our offering which can be used to benefit all of our licensing partners, further increasing the value of the services and support that we provide.

In the second quarter, SMIC shipped samples of its first Data flash product, a 2 gigabit, 90 nanometer device that is the highest density data flash product on this node. This product is expected to reach market later this year, with an 8 gigabit product based on our 4-bit-per-cell technology scheduled for release in early 2008.

A third agreement we signed this quarter will allow us to offer unique IP system solutions. These solutions include third-party IP comprised of digital signal processing (DSP) and coding tools, for which we have the exclusive rights within the area of charge trapping technologies. These solutions offer significant benefits including enhanced performance and increased density. For instance, a 4 bit cell could be increased to at least 6 bits – demonstrating another step in NROM’s lead over other technologies.

Finally, I would like to give some background to the management changes that were mentioned in our press release. Sometime ago, Ramy Langer, who was our VP of Business Development, told me that he would like to be more directly involved in bringing NROM-based products to market. As his concept did not fit Saifun’s business model, we agreed that Ramy would start a new independent company. I cannot give you more information on this yet but I am sure you will be hearing from Ramy in the near future.

Eduardo Maayan, who has been managing our R&D activities for the past 9 years, has already taken over Ramy’s position. Together with Raz Rafaeli, who recently joined us from Sandisk, I am confident that our management team is up to the task. Our R&D activities are now managed by Ron Eliyahu, who has been with the company for the last 8 years and holds several patents in the field of NVM and NROM.

Finally, I would like to provide you with our outlook for the third quarter.

■	For the third quarter of 2007, the company expects revenues in the range of $8.7 million to $9.5 million

š	For the third quarter of 2007, the company expects Non-GAAP operating profit in the range of 14 to 20% of revenues.

Before opening the call to your questions, I would like to conclude by saying again that I do believe we are on the right track and that we will see our business grow during the second half of the year.

Thank you.